Mail Stop 3010

May 5, 2009

VIA USMAIL and FAX (630) 954-0595

Mr. Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer
General Employment Enterprises, Inc.
One Tower Lane, Suite 2200
Oakbrook Terrace, Illinois 60181

> **Re:** **General Employment Enterprises, Inc.**
> **Form 10-KSB for the year ended September 30, 2008**
> **Filed on November 26, 2008**
> **File No. 001-05707**

Dear Mr. Kent Yauch:

We have reviewed your response letter dated March 13, 2009 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Significant Accounting Policies

Revenue Recognition, page 16

1.   We read your response to comment one. Given that the provision for falloffs during fiscal 2008 was $1.1 million which is approximately 60% of your reported net loss for that year, please confirm that in future filings you will disclose the amount of the falloff provision for each period presented. Further tell us how much of the fiscal 2008 expense relates to actual falloffs versus an estimated allowance for potential future falloffs.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief